Mail Stop 4561

September 14, 2009

Mr. Robert L. Howard-Anderson
President, Chief Executive Officer and Director
Occam Networks, Inc.
6868 Cortona Drive
Santa Barbara, CA 93117

> **Re: Occam Networks, Inc.**
> **Form 10-K For the Year Ended December 31, 2008**
> **File No. 001-33069**

Dear Mr. Howard-Anderson:

We have completed our review of the above referenced filing and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief